Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING

AND

PROXY STATEMENT

February 18, 2008

Elbit Vision Systems Ltd.

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

March 24, 2008

        Notice is hereby given that an Extraordinary General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on March 24, 2008, at 11:00 a.m. for the following purposes:

1.	To approve the payment to Mr. Nir Alon, a director of the Company, of a commission equal to five percent (5%) of the aggregate proceeds paid to the Company from: (i) the sale of certain shares in Yuravision Co. Ltd., a former subsidiary of the Company (“Yuravision”), owned by the Company and; (ii) the sale and assignment of the Company’s rights under a certain loan granted to Yuravision.

2.	To approve the revised remuneration terms of Linda Harnevo, which shall be effective retroactively as of October 1, 2007.

3.	To approve the remuneration terms of Victor Josebachvili, which shall be effective retroactively as of October 1, 2007.

4.	To approve the Company’s indemnification agreement for the officers and directors of the Company and to authorize and empower the Company to enter into such agreements with its directors.

5.	To approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent public accountants for the year ending December 31, 2007 and to authorize the Company’s Audit Committee and Board of Directors to fix the remuneration of the Company’s independent public accountants, in accordance with the volume and nature of their services.

        Shareholders of record at the close of business on February 19, 2008 will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Elbit Vision Systems Limited

Date: February 18, 2008

PROXY STATEMENT

ELBIT VISION SYSTEMS LTD.
1 Haofe St.,
Post Office Box 5030
Kadima
Israel, 60920

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

March 24, 2008

        The enclosed proxy is being solicited by our Board of Directors for use at our extraordinary general meeting of shareholders (the “Meeting”) to be held on March 24, 2008, or at any adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on February 19, 2008. On that date, we had outstanding and entitled to vote 50,970,707 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 each (the “Ordinary Shares”).

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about February 25, 2008. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., 1 Haofe St., P.O. Box 5030, Kadima, 60920, Israel.

        Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to March 31, 2008, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present in person or by proxy, shall constitute a quorum.

        Proposals 1 through 5 to be presented at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal.

PRINCIPAL SHAREHOLDERS

        The following table and notes set forth information, as of February 1, 2008, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class

Nir Alon (1)(2)(3)(9)	3,106,436	6.02%
Nir Alon Holdings GmbH (3)	1,500,000	2.94%
Elbit Ltd. (4)(5)	6,843,121	12.94%
M.S. Master Investments (2002) Ltd. (6)	4,044,833	7.94%
M.S.N.D. Real Estate Holdings Ltd. (4)(7)	15,843,954	29.15%
Shavit Capital Entities (8)	4,761,905	9.1%
All directors and officers as a group (9)	5,990,833	11.49%

The percentages in this table are based on 50,970,707 of ordinary shares currently issued and outstanding and options exercisable within 60 days.

(1)     All of these shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro Warenhandels GMBH, or Altro, in the sum of $1,500,000.

(2)     Includes 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001, and 600,000 ordinary shares currently issuable upon the exercise of warrants within 60-days.

(3)     Mr. Nir Alon is deemed to be the beneficial owner of all of the shares held by Nir Alon Holdings GmbH.

(4)     In an agreement between Elbit and Mivtach, dated July 29, 2007, the parties agreed to vote their shares at meetings of our shareholders at which members of the board are to be elected, as follows: (a) to elect to our board one director nominated by Mivtach, who shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit; provided that the party entitled to nominate a director continues to at least hold 7.5% of our share capital on a fully diluted basis. A reduction of a party’s holdings shall only be deemed to occur upon a sale by one of the parties, of our ordinary shares. If a party fails to meet the 7.5% threshold it shall lose the right to nominate a director and such right shall be granted to the party who at such time holds the highest number of our ordinary shares. Additionally, the parties to the agreement agreed that in the event that and for as long as Mivtach continues to hold at least 15% of our share capital on a fully diluted basis, the parties will vote their shares at meetings of our shareholders at which members of the board are to be elected as follows: (a) to elect to our board two directors nominated by Mivtach, one of whom shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit. A reduction of a party’s holdings shall only be deemed to occur upon a sale by a shareholder of our ordinary shares. Notwithstanding the foregoing, at any time during the term of the agreement, Elbit may, in its absolute discretion, by notice in writing to Mivtach, voluntarily terminate its right to designate a director to our board of directors. In such an event the right to designate the director to our board of directors shall be granted to Mivtach and Elbit shall be obliged to vote its shares in favor of the nominee designated by Mivtach. Furthermore, notwithstanding the foregoing, if prior to May 14, 2008, Elbit holds less than the 7.5% threshold other than if any reductions in Elbit’s holdings are as a result of sales of our shares by Elbit, Elbit shall maintain its right to designate one member of the board, until May 14, 2008. A party whose holdings of our share capital falls below 5% of our share capital on a fully diluted basis, shall, as from the time of such change, automatically cease to be a party to the agreement.

(5)     Includes 1,909,764 shares issuable upon the exercise of an immediately exercisable warrant. Elbit is a wholly owned subsidiary of Elron Electronic Industries Ltd. (NASDAQ and TASE: ELRN). As a result, Elron may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. As of November 1, 2007, Discount Investment Corporation Ltd., or DIC, owned approximately 49% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. IDB Holding Corporation Ltd., or IDBH, owns the majority of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owns the majority of the outstanding shares of DIC and Clal Insurance Enterprises Holdings, or CIEH. As of January 1, 2008 subsidiaries of CIEH held for their own account a total of 245,586 shares of EVS. The CIEH group had no other holdings of our shares as of the same date.   As a result, IDBH may be deemed to be the beneficial owner of our ordinary shares owned by Elbit, and our ordinary shares held by subsidiaries of CIEH for their own account.

(6)     M.S. Master Investments (2002) Ltd. owns 2,080,944 ordinary shares and has a proxy to vote 1,080,944 ordinary shares held by S.R. Master Investment (2002) Ltd., 700,540 ordinary shares held by R.D. Master Investment (2002) Ltd. and 182,405 ordinary shares held by Avner Shacham.

(7)     Includes 3,380,952 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days. M.S.N.D. Real Estate Holdings Ltd. is a fully owned subsidiary of Mivtach-Shamir Holdings Ltd.

(8)     Includes 2,383,079 ordinary shares and 1,191,540 warrants owned by Shavit Capital (Cayman) Fund, L.P., 638,318 ordinary shares and 319,159 warrants owned by Shavit Capital Fund (Israel), L.P., and 153,206 ordinary shares and 76,603 warrants owned by Shavit Capital Fund (US) L.P. The warrants are exercisable at the option of the holder within 60 days.

Shavit Capital Fund GP, L.P. is the general partner of Shavit Capital (Cayman) Fund, L.P., Shavit Capital Fund (Israel), L.P. and Shavit Capital Fund (US), L.P. Shavit Capital (GP) Management Ltd. is the general partner of Shavit Capital Fund GP, L.P. and is controlled by entities ultimately controlled by Paul Packer, Leon Recanati and Isi Leibler, each of whom have shared voting and investment control over all the shares held by the Shavit Capital Entities and therefore may be deemed to share beneficial ownership of the shares held by the Shavit Capital Entities.  Each of Messrs. Packer, Recanati and Leibler disclaims beneficial ownership of the shares held by the Shavit Capital Entities, except to the extent of his pecuniary interest therein, if any.

(9)     Includes all of the shares deemed as beneficially owned by Mr. Nir Alon and options currently exercisable by directors and officers within 60 days.

PROPOSAL 1 OF THE MEETING

COMMISSION ON YURAVISION TRANSACTION

        Pursuant to the Law, an arrangement involving compensation of members of our Board of Directors requires the approval of our Audit Committee, Board of Directors and shareholders, in that order. Each of our Audit Committee and Board of Directors have approved the payment of a certain commission to Mr. Nir Alon, a director of the Company, equal to five percent (5%) of the aggregate proceeds paid to the Company (the “Commission”) by UB Precision Co., Ltd., (“UB Precision”) from the sale of all of the shares of Yuravision Co. Ltd. (“Yuravision”) held by the Company (the “Shares”) and the assignment of creditor’s rights under a certain loan granted to Yuravion (the “Loan”) (collectively, the “Yuravision Transaction”).

        In May 2005, the Company completed its purchase of approximately 70% of the issued and outstanding share capital of Yuravision. Additionally, the Company loaned Yuravision $800,000. By September, 2006, the Company recognized that the investment in Yuravision could not advance the business of the Company and efforts were made to sell the Shares and its interest in the Loan. On December 1, 2006, the Company entered into an agreement with UB Precision for the sale of the Shares and assignment of the Loan (the “Agreement”), pursuant to which the Company would receive $950,000 for the Shares in Yuravision and $800,000 for assignment of the Loan. Payment of the Loan, was to be made in two trenches over 2.5 years. During 2007, many of the employees of Yuravision terminated their employment with Yuravision. Pursuant to the terms of the Agreement, the termination of employment resulted in a reduction in the consideration for assignment of the Loan. Consequently, UB Precision will pay the Company $460K for the assignment of the Loan, $360K of which has been paid and the remaining $100K shall be paid within twelve months, which amount will be guaranteed by a new irrevocable bank guarantee.

        Mr. Alon represented the Company in its search for a purchaser of the Shares and in its negotiations with UB Precision. Consequently, you are being asked to approve payment to Mr. Alon of a commission of 5% of proceeds which have been and which will be actually received by the Company from the sale of the Shares and the assignment of the Loan.

        In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to approve payment of a 5% Commission to Mr. Nir Alon, a director of the Company, for his services in connection with the Yuravision Transaction, in accordance with the terms described in this Proxy Statement circulated in connection with the Meeting.

        Approval of the payment to Mr. Nir Alon requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the payment of the Commission and Additional Commission.

PROPOSAL 2 OF THE MEETING

APPROVAL OF THE REVISED REMUNERATION TERMS OF LINDA HARNEVO

        Pursuant to the Law, compensation terms of members of the Company’s Board of Directors require the approval of the Company’s Audit Committee, Board of Directors and shareholders, in that order. Each of the Company’s Audit Committee and Board of Directors have approved the revised remuneration terms for Ms. Linda Harnevo in consideration for her serving as a member of the Company’s Audit Committee and Board of Directors: (i) an annual fee of NIS 26,250 (approximately $6,562) + VAT; (ii) payment of NIS 1,360 (approximately $340) + VAT per meeting in which she participates in person; (iii) payment of NIS 816 (approximately $204) + VAT per meeting in which she attends other than in person; (iv) payment of NIS 680 (approximately $170) + VAT per written resolution executed; and (v) reimbursement of out of pocket expenses incurred in connection with the performance of her services as a director of the Company.

RESOLVED, to approve and ratify the revised remuneration terms to Ms. Linda Harnevo in consideration for her serving as a member of the Company’s Audit Committee and Board of Directors in accordance with the terms described in the Proxy Statement circulated in connection with the Meeting.

        Approval of the compensation terms of Ms. Linda Harnevo requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of Ms. Harnevo’s revised remuneration terms.

PROPOSAL 3 OF THE MEETING

APPROVAL OF THE REMUNERATION TERMS OF VICTOR JOSEBACHVILI

        Pursuant to the Law, compensation terms of members of the Company’s Board of Directors require the approval of the Company’s Audit Committee, Board of Directors and shareholders, in that order. Each of the Company’s Audit Committee and Board of Directors have approved the remuneration terms for Mr. Victor Josebachvili in consideration for his serving as a member of the Company’s Board of Directors: (i) an annual fee of NIS 26,250 (approximately $6,562) + VAT; (ii) payment of NIS 1,360 (approximately $340) + VAT per meeting in which he participates in person; (iii) payment of NIS 816 (approximately $204) + VAT per meeting in which he attends other than in person; (iv) payment of NIS 680 (approximately $170) + VAT per written resolution executed; (v) reimbursement of out of pocket expenses incurred in connection with the performance of his services as a director of the Company; (vi) reimbursement for a business class return flight to Israel, for flights taken specifically for the attendance of each of 2 meetings of the Board or other Company business related to service as director and if the Company requires attendance of Mr. Josebachvili in Israel for other meetings or special services, it shall fund such attendance, subject to approval by the chairman of the Board; (vii) reimbursement for up to 2 nights of hotel accommodation per working day, in connection with trips taken to Israel specifically for attendance of meetings of the Board or other Company business related to service as director; and (viii) options to purchase 30,000 ordinary shares of the Company par value NIS 1 at an exercise price equal to the closing price of the Company’s ordinary shares on the Over the Counter Bulletin Board in the United States, on the date of grant. 12.5% of the options shall vest immediately upon grant, 12.5% will vest on March 31, 2008, and the remainder shall vest quarterly in equal amounts until October 1, 2009 (provided that Mr. Josebachvilli remains a member of the Company’s board of directors, in which case the vesting shall cease upon cessation of his service on the board of directors), and shall be subject to the Company’s Employee Option Plan (2006).

RESOLVED, to approve and ratify the remuneration terms to Mr. Victor Josebachvili in consideration for his serving as a member of the Company’s Board of Directors in accordance with the terms described in the Proxy Statement circulated in connection with the Meeting.

        Approval of the compensation terms of Mr. Victor Josebachvili requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of Mr. Josebachvili’s remuneration terms.

PROPOSAL 4 OF THE MEETING

APPROVAL OF INDEMNIFICATION AGREEMENT FOR OFFICERS AND DIRECTORS

        In the March 2005 amendment to the Companies Law, the instances in which a company may indemnify its officers and directors were broadened. In order for the Company’s indemnification agreements with its directors and officers to reflect this amendment, each of the Audit Committee and the Board of Directors has approved a new indemnification agreement, substantially in the form attached hereto as Exhibit A (the “Indemnification Agreement(s)”). The Indemnification Agreements provide, among other things, for the indemnification of the officers and directors of the Company for up to $3 million for each case (in addition to any amounts paid out under an insurance policy) and their exemption from their duty of care in certain circumstances. In addition, each of the Audit Committee and the Board of Directors has authorized and empowered the Company to enter into Indemnification Agreements to that effect. The shareholders of the Company are now being asked to approve the form of the Indemnification Agreements and the entering into of such Indemnification Agreements with the Company’s current and future directors who, upon their election to the Board of Directors, will automatically be entitled to indemnification and exemption from their duty of care under the terms of the Indemnification Agreements.

RESOLVED, to approve the form of Indemnification Agreement (substantially in the form of Exhibit A to the Proxy Statement) and to authorize and empower the Company to enter into such agreements with its current and future directors who, upon their election to the Board of Directors, will automatically be entitled to indemnification and exemption from the duty of care under the terms of the Indemnification Agreements.

        The approval of the foregoing requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

PROPOSAL 5 OF THE MEETING

APPROVAL OF THE INDEPENDENT PUBLIC ACCOUNTANTS

        The Company’s Audit Committee has nominated the accounting firm of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the independent public accountants of the Company for the year ending December 31, 2007.

        The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu as the independent public accountants of the Company for the year ending December 31, 2007 and the authorization of the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services, are hereby approved.

        Approval of the appointment of Brightman Almagor & Co. as the Company’s independent public accountants requires affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of Brightman Almagor & Co. as the independent public accountants of the Company.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors

Date: February 18, 2008

Exhibit A

To: _____________

Indemnification Agreement

Whereas	It is in the best interest of Elbit Vision Systems Ltd. (the “Company”) to retain and attract the most capable and talented persons as Officers (“Officers”) as defined in the Israel Companies Law – 1999 (the “Law”); and,

Whereas	The Company believes that in order to engage with such persons it must provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,

Whereas	You are or have been appointed an Officer of the Company, and in order to ensure your continuing service with the Company in the most effective manner, the Company desires to provide for your exemption and indemnification, to the fullest extent permitted by law and subject to the terms hereof.

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Exemption

1.1	Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability to any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company.

1.2	The exemption shall not be valid with respect to any of the following:

1.2.1	Any liability, with respect to which you are entitled to receive payment under an insurance policy, other than amounts which are in excess of the payment you are entitled to receive as aforesaid;

1.2.2	Any liability, with respect to which you are entitled to receive indemnification hereunder.

2.	Indemnification

2.1	Subject only to mandatory provisions of applicable law to the contrary, the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 below, imposed on you or incurred by you in consequence of an act you performed in your capacity as Officer of the Company (“Indemnifiable Liabilities”), provided that the Company’s undertaking with respect to obligations specified in Section 2.1.1 below shall be limited to the types of events and the amount specified in Appendix “A” hereto.

2.1.1	any monetary obligation imposed on you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator’s award that has been approved by a court;

2.1.2	all reasonable litigation expenses, including advocates’ professional fees, incurred by you due to an investigation or a proceeding instituted against you by an authority competent to administrate such an investigation or proceeding that was “finalized without the filing of an indictment” (as defined in the Companies Law – 1999) against you “without any financial obligation imposed in lieu of criminal proceedings” (as defined in the Companies Law – 1999), or an investigation or proceeding that was finalized “without the filing of an indictment” against you with a “financial obligation imposed in lieu of criminal proceedings” with respect to an offence that does not require proof of criminal intent; and

2.1.3	all reasonable litigation expenses, including advocates’ professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of mens rea (criminal intent).

2.1.4	The above shall also apply to any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 above imposed on you in consequence of your service as Officer of a subsidiary of the Company (as defined in the Securities Law – 1968) (“Subsidiary”) or in consequence of your service as Officer in an affiliated company (“Chevra Mesunefet”) (as defined in the Securities Law –1968) (“Affiliate”). Regarding Section 2.1.3 above the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.2	The Company will not indemnify you for any Indemnifiable Liabilities with respect to which you are entitled to payment under an insurance policy or another indemnification agreement, other than amounts which are in excess of the amounts you are entitled to receive as aforesaid. Notwithstanding the above, the Company agrees to advance you any amount which you would be entitled to receive as payment under an insurance policy with respect to Indemnifiable Liabilities and you will thereafter be obligated to assign and/or reimburse the Company for any payment actually received by you directly or by the Company under such insurance policy with respect to such Indemnifiable Liabilities.

2.3	If legal proceedings that may give rise to Indemnifiable Liabilities are initiated against you (“Legal Proceedings”), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings, so that you will not be required to pay them.

2.4	If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount to the Company upon the Company’s first request, and in accordance with the payment terms the Company determines.

3.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

3.1	A breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

3.2	A willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care, excluding a breach due to your negligence only;

3.3	An action taken or not taken with the intent of unlawfully realizing personal gain or in the event of an intentional conflict of interest;

3.4	A fine or penalty imposed upon you for an offense; and

3.5	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

4.	Notices and Defense Against Suits

4.1	You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

4.2	The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

4.3	You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto so that you will not be required to pay the same or to finance the same yourself.

4.4	If the Company has notified you that it shall assume your defense with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

4.5	The Company shall have the right to settle or to turn to arbitration with respect to Legal Proceedings.

4.6	Notwithstanding the aforesaid, the Company shall not have the right to settle without your consent, not to be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

4.7	The Company will have no liability or obligation to indemnify you in the case of a settlement or initiation of arbitration proceedings by you, without the Company’s prior written consent, which consent shall not be unreasonably withheld.

4.8	For the removal of doubt, the Company’s obligations hereunder shall not derogate from the Company’s ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1, 2.1.2 and 2.1.3 above, without limitation to the types of events and the amount specified in Appendix “A”.

4.9	For the removal of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this agreement and/or pursuant to law and provided however, that such financial arrangement does not deviate from the conditions precedent in this agreement.

5.	Validity

5.1	The Company’s obligations hereunder (including all annexes attached hereto) will continue after termination of your office/employment, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your being or having been a director or an Officer of the Company, and/or on your action or omission to act during your office/employment.

5.2	The Company’s obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

5.3	This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof.

5.4	Gender use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate.

5.5	This agreement cancels any preceding letter of indemnification that may have been issued to you.

5.6	The headings of the paragraphs of this agreement are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

5.7	This agreement shall in no way be binding on the Company prior to the receipt of all necessary corporate approvals required under the Law.

IN WITNESS WHEREOF the parties have signed this Indemnification Agreement in one or more counterparts on _______, 2008

Elbit Vision Ltd. By: ________________________ Title: _____________________

Accepted and agreed on__________:

____________________
Name:

APPENDIX “A”

THE TYPES OF EVENTS SET FORTH BELOW ARE TO BE FORESEEABLE BY THE BOARD IN LIGHT OF THE COMPANY’S ACTIVITIES. THE INDEMNIFICATION CAP BELOW IS TO BE AN AMOUNT OR DEGREE WHICH THE BOARD HAS DETERMINED IS REASONABLE UNDER THE CIRCUMSTANCES.

1.	The Company’s obligation to indemnify you is limited to the following:

a.	Actions in connection with anything performed by the Company, its Subsidiaries and/or Affiliates’ affairs, in the ordinary course of business.

b.	Matters connected with investments of the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as an Officer thereof, whether before or after the investment is made;

c.	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

d.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

e.	Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof (including compensation for directors and employees of the Company), and in connection with business relations of the Company, Subsidiaries and/or Affiliates thereof, including with employees, independent contractors, customers, suppliers and various service providers;

f.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not.

g.	Actions taken pursuant to or in accordance with decisions of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates.

h.	Actions taken in connection with the issuance of any type of securities of Company, or of its Subsidiaries or Affiliates, including, without limitation, the grant of options to purchase any of the same, or any other actions taken in connection with the Company’s capital raising efforts.

i.	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.

j.	Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

k.	Actions taken in connection with the public relation and/or investor relation efforts of the Company, or of its Subsidiaries or Affiliates.

l.	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates, actions in connection with product liability as they relate to products developed by the Company, Subsidiaries and/or Affiliates or actions in connection with the distribution, sale, license or use of such products;

m.	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property including but not limited to any infringement by the Company, Subsidiaries and/or Affiliates on the intellectual property of a third party;

The total amount of indemnification for each case (including all matters connected therewith), shall not exceed US$ 3,000,000 (in addition to any amounts paid under an insurance coverage).